Media Exchange Group, Inc.
30 East 76th Street, 6th Floor
New York, NY 10021
(212) 249-3050

June 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Wray, Attorney-Advisor

Re:          Media Exchange Group, Inc.
Amendment No. 1 to Form 8-K
Filed June 17, 2011
File No. 333-49388

Ladies and Gentlemen:

The following response addresses the comment of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated June 24, 2011 (the "Comment Letter") relating to Amendment No. 1 to the Form 8-K Filed June 17, 2011 (the “Form 8-K”) of Media Exchange Group, Inc. (the “Company”).

Comment:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K/A indicates that it fails to comply with the applicable requirements of the form because it does not contain significant portions of the information required by Item 2.01(f) and Item 5.01(a)(8) of Form 8-K, nor does it provide the related financial information required by Item 9.01 of Form 8-K within the time period specified by Item 9.01(c). We note that immediately before the reported transaction you appear to have been a shell company, as defined in Rule 12b-2 under the Exchange Act. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 34-52038. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

Response:

In response to the Staff's Comment Letter, the Company is currently preparing and intends to promptly file a further amendment to the Form 8-K initially filed on June 7, 2011 (and previously amended on June 17, 2011) to provide the information required by Item 2.01(f) and Item 5.08(a)(8) of Form 8-K, as well as the financial information required by Item 9.01 of Form 8-K.

Please note that notwithstanding the filing of this information in response to your Comment Letter, the Company had been advised by the persons that were acting as the principal officers and director, as well as the general counsel, of the Company immediately prior to the reported transaction (Mr. Joseph Cellura and Ms. Rachel Baer) (“Management”) that the Company was not a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In that regard, we have been provided with certain information and documentation from such persons, as well as from a third party, which support the basis of their position that the Company did not meet the definition of a shell company, as defined in Rule 12b-2 under the Exchange Act, immediately prior to the reported transaction. Specifically, a summary of certain of the information and documentation that was provided included the following:

●
Meetings with the principal officers, director and general counsel, of the Company, as well as meetings with other employees of the Company involved the development of the Company’s proposed business and digital Trading card platform;

●	A walk through of the Company’s website to demonstrate the functionality of the platform that had been built and upon which the Company’s business plan and operations were based;
●
An Assignment Agreement with Malibu Entertainment Group, Inc., a privately-held company controlled by Mr. Joseph Cellura (the then CEO of the Company), pursuant to which Malibu Entertainment Group assigned its rights under a certain Master Distributor Agreement dated January 20, 2010 between Malibu Entertainment Group and aVinci Media, LC.  The Master Distributor Agreement granted Malibu (and by way of the Assignment the Company) the non-exclusive right to sell aVinci products in the United States directly to any municipality, school, school district, club, organization or sports team, or through such organizations or associations to any end consumer;

●
A License Agreement, dated January 1, 2011, with Tarsin (Europe) Limited a United Kingdom corporation (“Tarsin”), pursuant to which the Company was granted the rights to utilize Tarsin’s CAPSA platform for the Company’s digital trading card system and for development of said systems; and

●	A timeline of events and activities regarding the development of the Company’s digital trading card platform from both Management and Tarsin; and
●	Evidence regarding expenses paid with respect to the company’s operations, including but not limited to, the development of the Company’s digital trading card platform.

We also note that, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, the Company raised an expended in excess of $900,000 during the fiscal year ended December 31, 2010.

Accordingly, based upon the foregoing, the Company submits that it was not a shell company immediately before the reported transaction, and that it has, in all respects, complied with its filing obligations. Notwithstanding the foregoing, as stated above, the Company plans to promptly file an amended Form 8-K that includes the information required by Item 2.01(f) and Item 5.08(a)(8) of Form 8-K, as well as the financial information required by Item 9.01 of Form 8-K.

Should you have any further questions, please feel free to contact the Company at the contact information set forth above.

Regards,

MEDIA EXCHANGE GROUP, INC.

By:	/s/ Steven. A. Victor, M.D.
Steven. A. Victor, M.D.
Chief Executive Officer